Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated September 4, 2012

Registration No. 333-162822

Press Release

Vale prices US$1.5 billion notes due 2042

Rio de Janeiro, September 4, 2012 — Vale S.A. (Vale) hereby announces the pricing of the offering of US$1.5 billion 5.625% Notes due 2042.

The notes will bear a coupon of 5.625% per year, payable semi-annually, and were sold at a price of 99.198% of the principal amount. These notes will mature in September 2042 and were priced with a spread of 300 basis points over U.S. Treasuries, resulting in a yield to maturity of 5.681%.

The notes are rated A- by Standard & Poor’s Rating Services, Baa2 by Moody’s Investor Services, BBB (high) by Dominion Bond Rating Service and BBB+ by Fitch Ratings. The notes will be unsecured obligations of Vale and will rank equally with Vale’s unsecured senior indebtedness.

Vale will use the net proceeds of this offering for general corporate purposes.

BB Securities Limited, Banco Bradesco BBI S.A., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. acted as joint lead managers and joint bookrunners.

Vale has filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes.  Before you invest, you should read the prospectus in that registration statement and other documents Vale has filed with the SEC for more complete information about the company and the offering.  You may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-866-846-2874 (each toll-free in the United States) or Santander Investment Securities Inc. at 1-212-407-0995 or, if calling from outside the U.S., by calling collect BB Securities Ltd. at +44 (20) 7367-5800 Att. Operations Department or Banco Bradesco BBI S.A. at 1-212-888-9145.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.